Exhibit 4.59

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on June 30, 2020, in connection with Fazenda Jatobá

Parties: Imobiliária Jaborandi Ltda., as Seller; John Kudiess and Harald Kudiess, as Buyers; and Jaborandi Agrícola Ltda. as intervening-consenting party.

Purpose: The commitment to sell a total area of 1,875 hectares, of which 1,500 hectares are arable, to be originated from Fazenda Jatobá, for the total price, in Brazilian national currency (Reais), equivalent to 450,000 bags of soybeans, to be paid as follows: (i) the first installment in the amount of R$5,000,000.00 shall be paid on June 30, 2020; (ii) the second installment, in the amount of R$3,550,000.00 shall be paid on August 30, 2020; (iii) the third installment, in the amount, in Brazilian Reais, equivalent to 60,000 bags of soybeans, shall be paid on June 30, 2021; (iv) the fourth installment, in the amount, in Brazilian Reais, equivalent to 60,000 bags of soybeans, shall be paid on June 30, 2022; (v) the fifth installment, in the amount, in Brazilian Reais, equivalent to 60,000 bags of soybeans, shall be paid on June 30, 2023; (vi) the sixth installment, in the amount, in Brazilian Reais, equivalent to 60,000 bags of soybeans, shall be paid on June 30, 2024; (vii) the seventh installment, in the amount, in Brazilian Reais, equivalent to 60,000 bags of soybeans, shall be paid on June 30, 2025; and (viii) the eight installment, in the amount, in Brazilian Reais, equivalent to 60,000 bags of soybeans, shall be paid on June 30, 2026.